A&Q EVENT FUND LLC
c/o UBS Alternative and Quantitative Investments LLC
677 Washington Boulevard
Stamford, Connecticut  06901

March 20, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Event Fund LLC
(File Nos. 333-194081; 811-10479)
Request for Withdrawal of Post-Effective Amendment No. 1

Ladies and Gentlemen:

A&Q Event Fund LLC (the "Registrant") respectfully requests that Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 ("Amendment No. 1"), filed with the Securities and Exchange Commission on February 27, 2015, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registrant is requesting withdrawal of Amendment No. 1 because it has determined that it will cease to engage in a continuous offering of limited liability company interests as of May 1, 2015.   No solicitations have been made and no interests have been issued or sold under Amendment No. 1.

Please direct any questions regarding this matter to Brad Green at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik at 212.806.5790 (ggranik@stroock.com), both of whom are attorneys at Stroock & Stroock & Lavan LLP.

Very truly yours,

/s/ Dylan Germishuys
Dylan Germishuys
Authorized Person